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SECUR 10028988 ...ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
-67821

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Pyramis Distributors Corporation LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Salem Street
(No. and Street)

Smithfield (City) RI (State) 02917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES LUBY, 900 SALEM STREET, SMITHFIELD, RI, 02917 (401 -292-4765)
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James Luby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramis Distributors Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James C. Luby 2/26/10
Signature Date

Financial and Operations Principal
Title

KYEISHA EVANS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires August 10, 2012

Kyeisha Evans
Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Member's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

** A report containing a Statement of Financial Condition has been included; accordingly it is requested that this report be given confidential treatment.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009

Table of Contents

1.	Report of Independent Auditors	1
2.	Statement of Financial Condition	2
3.	Notes to Statement of Financial Condition	3

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Member of
Pyramis Distributors Corporation LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pyramis Distributors Corporation LLC (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2010

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS	
Investments	$ 2,007,300
Receivable from affiliated companies	457,798
Other	278,005
Total Assets	$ 2,743,103
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to affiliated companies	$ 858,383
Accounts payable and accrued expenses	2,554
Total Liabilities	860,937
MEMBER'S EQUITY	$ 1,882,166
Total Liabilities and Member's Equity	$ 2,743,103

The accompanying notes are an integral part
of the Statement of Financial Condition.

A. Principle Business Activities

Pyramis Distributors Corporation LLC (the "Company"), formed on June 15, 2007, is a wholly-owned subsidiary of Pyramis Global Advisors Holdings Corp. (the "Parent"), a wholly-owned subsidiary of FMR LLC. The Company distributes private placements to institutional and high net worth clients and certain other products managed by affiliates. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ('FINRA").

The Company generates the majority of its revenue by providing distribution services to affiliates.

B. Summary of Significant Accounting Policies

Basis of Preparation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2009. Actual results could differ from the estimates included in the statement of financial condition.

Investments

Investments consist of shares held in money market funds. Investments are stated at fair value.

Income Taxes

The Company, as a single member LLC, is disregarded as an entity separate from its owner and its operations are included in the federal income tax return of FMR LLC and in the state income tax return of its Parent, the Company's sole member. In the event of a loss, a tax benefit calculated as if the Company was filing on its own behalf is reflected in net loss using the separate return method. The Parent files state tax returns on a unitary/combined or separate company basis and the Company's charge (benefit) reflects only certain state tax obligations.

Fair Value Measurement

The Company accounts for its financial instruments at fair value. Assets, including investments in money market funds are carried at amounts which approximate fair value.

Recent Accounting Pronouncements

The FASB Accounting Standards Codification Project

In June 2009, the FASB established the FASB Accounting Standards Codification ("the Codification") as the source of authoritative GAAP. All guidance contained in the Codification carries an equal level of authority. The adoption of the Codification as the source of authoritative GAAP did not have an effect on the statement of financial condition.

B. Summary of Significant AccountingPolicies, continued

Income taxes

In 2009, the Company adopted new accounting standards which clarify the accounting for uncertainty in income taxes recognized in Company's statement of financial condition. As a result, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The adoption of this standard did not have a material effect on the statement of financial condition.

Subsequent Events

In May 2009, the FASB codified the guidance regarding disclosure of events occurring subsequent to the balance sheet date. The guidance does not change the definition of a subsequent event (i.e. an event or transaction that occurs after the balance sheet date but before the statement of financial condition are issued) but requires disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the statement of financial condition is required. The Company evaluated subsequent events and disclosed those events in Note H. Since this standard requires only additional disclosures concerning subsequent events, the adoption did not have a material effect on the statement of financial condition.

C. Investments

At December 31, 2009, investments classified as available for sale consisted exclusively of money market funds. There was no unrealized appreciation/depreciation on the investments or any realized gains/losses in 2009.

D. Transactions with Affiliated Companies

The Company engages in arrangements with affiliated companies to procure substantially all of its operational and support services. All intercompany transactions with FMR LLC, related parties and affiliates will be settled during the normal course of business through an intercompany account with FMR LLC and may not be on the same terms which would otherwise exist or result from arrangements and transactions among unaffiliated third parties. The Company will receive credit for the collection of its receivables and will be charged for the settlement of its liabilities through this intercompany account.

At December 31, 2009, the Company's investments consist ofFidelity money market funds.

At December 31, 2009, the Receivable from affiliated companies includes amounts due from PGA LLC of $457,798. At December 31, 2009, the Payable to affiliated companies includes amounts due to the Parent and FMR LLC of $393,494 and $464,889, respectively.

E. Income Taxes

The Company only files income tax returns as part of the Parent's U.S. federal and state income tax return filings. The Parent's returns that include the Company's activity are open for examination since the Company was formed. The Company did not have any unrecognized tax benefit as of December 31, 2009.

F. Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments considered to be material for which it is practicable to estimate that value:

Investments

The fair value of securities that are available for sale are based on quoted market prices or published net asset values.

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for similar assets and liabilities in an active market;
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the aset or liability; and
- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

As of December 31, 2009, all of the Company's $2,007,300 of investments are classified as Level 1.

G. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the basic method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2009, the Company had net capital of $1,106,217 of which $1,048,821 was in excess of its required net capital of $57,396.

As a member of FINRA, the Company must prepare and maintain quarterly net capital computations. The Company must not permit its aggregate indebtedness to exceed 1500 percent of net capital. At December 31, 2009, the percentage of aggregate indebtedness to net capital was 77.83%.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of the SEC's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to subsection (k)(2)(i).

H. Subsequent Events

The Company evaluated subsequent events in accordance with new accounting guidance through the date of this report.